FORESIDE DISTRIBUTION SERVICES, L.P.

(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC Doing Business as ACA Group)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32480

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Foreside Distribution Services, L.P

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Three Canal Plaza, Suite 100
(No. and Street)

Portland	ME	04101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Weston Sommers	207-553-7129	weston.sommers@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berry, Dunn, McNeil & Parker, LLC
(Name – if individual, state last, first, and middle name)

2211 Congress Street	Portland	ME	04102
(Address)	(City)	(State)	(Zip Code)

10/08/2003	136
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Weston Sommers, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Foreside Distribution Services, L.P., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Alicia K. Strout
NOTARY PUBLIC
State of Maine
My Commission Expires
March 22, 2030

Signature: [signature]

Title:
Financial and Operations Principal

[signature] 1/28/25
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FORESIDE DISTRIBUTION SERVICES, L.P.

(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC Doing Business as ACA Group)

CONTENTS

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners of Foreside Distribution Services, L.P.
(A Wholly Owned Subsidiary of Foreside Financial Group, LLC (d/b/a ACA Group))

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Foreside Distribution Services, L.P. (the Company) as of December 31, 2024, the related statements of income, changes in partners' capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained within Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption) (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berry Dunn McNeil & Parker, LLC

We have served as the Company's auditor since 2019.

Portland, Maine
February 19, 2025

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC Doing Business as ACA Group)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Assets		
Cash	$ 307,721	
Due from related parties	6,250	
Prepaid expenses	18,044	
Other receivables	213,890	
Total Assets		$ 545,905
Liabilities and Partners' Capital		
Liabilities		
Due to related parties	$ 36,059	
Accrued expenses	18,545	
Total Liabilities		$ 54,604
Partners' Capital		491,301
Total Liabilities and Partners' Capital		$ 545,905

The accompanying notes are an integral part of these financial statements.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC Doing Business as ACA Group)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues		
Service agreement fees	$ 1,415,914	
Distribution fees	75,000	
Other income	19,518	
Total Revenues		$ 1,510,432
Expenses		
Administrative service fee to related party	$ 334,653	
Professional fees	24,813	
Licenses and fees	27,202	
Other expenses	16,932	
Total Expenses		403,600
Net Income		$ 1,106,832

The accompanying notes are an integral part of these financial statements.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC Doing Business as ACA Group)
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2024

Balance – January 1, 2024	$ 459,469
Net Income	1,106,832
Distributions to Parent	(1,075,000)
Balance – December 31, 2024	$ 491,301

FORESIDE DISTRIBUTION SERVICES, L.P.

(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC Doing Business as ACA Group)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

Cash Flows from Operating Activities		
Net Income		$ 1,106,832
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Bad debt expense	$ 856	
Changes in operating assets and liabilities:		
Prepaid expenses	1,109	
Due from related parties	2,261	
Other receivables	(36,765)	
Accrued 12b-1 fees	(3,432)	
Due to related parties	13,283	
Accrued expenses	(9,771)	
Total Adjustments		(32,459)
Net Cash Provided by Operating Activities		1,074,373
Cash Used in Financing Activities		
Distributions to Parent		(1,075,000)
Net Decrease in Cash		(627)
Cash - Beginning of year		308,348
Cash - End of year		$ 307,721

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Foreside Distribution Services, L.P. (the "Company"), a limited partnership, is an indirect, wholly-owned subsidiary of Foreside Financial Group, LLC ("Foreside") and a direct subsidiary of Foreside Distributors, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company serves as the distributor and principal underwriter to various investment companies (the "Funds"). Substantially all of the Company's revenues are earned from the Funds or from the Funds' advisors (collectively, the "Advisors"). In accordance with the structure of the Company, sales of the Funds' shares are executed by unaffiliated third party broker-dealers.

The Company has identified the President as the chief operating decision maker, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the chief operating decision maker uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the chief operating decision maker manages the business activities using information of the Company as a whole.

The accounting policies used to measure profit and loss of the segment are the same as those described in the Summary of Significant Accounting Policies footnote. Refer to the Company's Statement of Income for the Company's segment revenue and significant expenses. Interest income for the year ended December 31, 2024 was $19,518 and is included in "Other income" in the Statement of Income. The measure of segment assets is reported on the Statement of Financial Condition as total assets. Information about the Company's major clients is disclosed in the Concentrations footnote.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES (CONTINUED)

the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those amounts.

CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2024, the Company had no cash equivalents.

RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense in the Statement of Income. As of December 31, 2024, the Company did not have an allowance for credit losses established since, based on the Company's analysis, the Company does not expect any credit losses over the life of its financial assets. Past due accounts are written off by management when deemed uncollectible on a case-by-case basis.

REVENUE RECOGNITION

The Company receives fees for service agreement services and distribution services, which are recorded in accordance with the terms of the contractual agreements. Related expenses are recorded in the period that the revenues are recorded. Below are the primary sources of income for the Company and how they are recognized.

As a member of the National Securities Clearing Corporation ("NSCC"), the Company receives service agreement fees by providing NSCC services to the Funds (the "NSCC Services Agreements"). The Company provides NSCC services to certain Funds for which the Company is not the distributor. The NSCC Services Agreements' terms are for one year. Thereafter, if not terminated, the NSCC Services Agreements shall continue with

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

respect to the Funds for successive one-year terms. The NSCC Services Agreements are terminable without penalty with 30 days prior written notice, by the Fund or by the Company, in accordance with the terms of the NSCC Services Agreements.

The Company has Distribution Agreements (the "Agreements") with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreements' initial terms are for two years. Thereafter, if not terminated, the Agreements shall continue with respect to the Funds for successive one-year terms, provided such continuation is approved at least annually in accordance with the terms of the Agreements.

The Agreements are terminable without penalty with 60 days prior written notice, by the Funds' Board of Trustees or by the Company, in accordance with the terms of the Agreements. The Company has also entered into Distribution Services Agreements with the Advisors (the "Services Agreements") which continue in effect through the term of the Agreements.

Revenue is recorded on the accrual basis of accounting.

Service agreement fees are fees paid by the Advisors, per the NSCC Services Agreements, for providing NSCC services to the Funds. The Company believes that its performance obligation is satisfied over time as the Advisor is receiving ongoing NSCC services provided by the Company. Revenues are recognized as earned.

Distribution fees are fees paid by the Advisors, per the Services Agreements, for providing distribution services to the Funds. The Company believes that its performance obligation is satisfied over time as the Advisor is receiving ongoing distribution services provided by the Company. Revenues are recognized as earned.

Fees rebilled represent payments made by the Advisors to reimburse the Company for certain expenses incurred. These expenses include, but are not limited to, FINRA representative registration and advertising review fees. The Company believes that its performance obligation is satisfied at a point in time as the fees rebilled relate to specific expense transactions that took place and there is no remaining obligation. Revenues are recognized as earned.

The Company acts as an agent for 12b-1 fees and expenses. Rule 12b-1 fees are paid by the Funds pursuant to the Agreements between the Funds and the Company and in accordance with the Funds' Rule 12b-1 plan as adopted by the Funds' Board of Trustees. These fees are principally determined based on average daily net assets of certain classes of shares of the Funds. Rule 12b-1 expenses are predominantly payable to the dealer of record. 12b-1 fees

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

not paid to the dealer of record are used to support other distribution related activities as allowed under the Funds' 12b-1 plan. The Company does not retain 12b-1 fees for profit; all 12b-1 fees are used to pay 12b-1 expenses. Since the Company acts as an agent for 12b-1 fees and expenses, no amounts are recorded in the Statement of Income.

The Company acts as an agent for commissions received and subsequently paid. Commissions are received on certain classes of the Funds' shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Commissions are also received from direct investments into the Funds; these amounts are used to pay distribution related activities of the Funds.

Since the Company acts as an agent for commissions received and subsequently paid, no amounts are recorded in the Statement of Income.

INCOME TAXES

The Company is organized as a limited partnership and is treated as a disregarded entity under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to Foreside. Foreside is organized as a limited liability company that has been elected to be treated as a corporation under the Internal Revenue Code. As such, income, losses, and other tax attributes are taxed at the entity level.

NOTE 3 - RELATED PARTY TRANSACTIONS

The financial statements have been prepared from the separate records maintained by the Company. The Company shares office space and equipment with affiliates, which are under common control of Foreside. Accordingly, the Company has been allocated a portion of such shared costs. Also, the Parent provides administrative, legal, human resource and other general support services, the costs of which are allocated to the Company. For the year ended December 31, 2024, these allocated expenses totaled $334,653, which are included in "Administrative service fee to related party" in the accompanying Statement of Income. At December 31, 2024, amounts due to the Parent totaled $28,716, which is included in "Due to related parties" in the Statement of Financial Condition.

At December 31, 2024, "Due from related parties" included $6,250, which resulted from revenue collected on behalf of the Company.

At December 31, 2024, "Due to related parties" also included $7,343, which resulted from expenses paid on behalf of the Company by its affiliates.

NOTE 3 - RELATED PARTY TRANSACTIONS (CONTINUED)

The Parent agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended December 31, 2024, the Company made capital distributions to the Parent totaling $1,075,000.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $253,117, which was $228,117 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2024 was 0.22 to 1.

The Company is a fund member of the NSCC which requires registered broker-dealers to have $50,000 in excess net capital over the minimum net capital requirement imposed by the SEC.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

CREDIT RISK

The Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

LITIGATION

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance.

NOTE 6 - AGREEMENTS

The Company may enter into Dealer, Distribution, Networking, Service or similar type Selling Agreements with the Funds' various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries 12b-1 fees and shareholder services fees or commissions as outlined in their respective agreements provided that the Company first receives such payments from the Funds.

NOTE 7 - CONCENTRATIONS

As of December 31, 2024, one client accounted for approximately 27% of service fee accounts receivable due from clients which is included in "Other receivables" in the accompanying Statement of Financial Condition.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after the balance sheet date through the date these financial statements were issued, and has determined that there were no subsequent events requiring recognition or disclosure.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC Doing Business as ACA Group)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

Net Capital		
Partners' capital		$ 491,301
Deduction for Nonallowable Assets		
Due from related parties	$ 6,250	
Prepaid expenses	18,044	
Other receivables	213,890	
Total Nonallowable Assets		238,184
Net Capital		$ 253,117
Aggregate Indebtedness		$ 54,604
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000 minimum dollar net capital requirement)		$ 25,000
Excess Net Capital		$ 228,117
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement		$ 223,117
Ratio of Aggregate Indebtedness to Net Capital		0.22 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2024.

See report of independent registered public accounting firm.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC Doing Business as ACA Group)
DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
(Exemption)
DECEMBER 31, 2024

The reserve and information related to possession or control requirements are not applicable to the Company as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Foreside Distribution Services, L.P.
(A Wholly Owned Subsidiary of Foreside Financial Group, LLC)

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Foreside Distribution Services, L.P. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to serving as the principal underwriter of registered investment companies and sponsoring the NSCC Rule 2(ii)(c) membership for certain funds. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 19, 2025

Management's Exemption Report

Foreside Distribution Services, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to serving as the principal underwriter of registered investment companies and sponsoring the NSCC Rule 2(ii)(c) membership for certain funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Foreside Distribution Services, L.P.

I, Weston Sommers, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Financial and Operations Principal

February 19, 2025